February 22, 2011
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08504
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attn: Mr. David Lin

Re:	PHH Corporation Registration Statement on Form S-4, File No. 333-170309
Ladies and Gentlemen:
     PHH Corporation, a Maryland corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-4 (File No. 333-170309) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 am, Eastern Time, on February 24, 2011, or as soon thereafter as practicable.
     We request that we be notified of such effectiveness by a telephone call to Michael Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3259 and that such effectiveness also be confirmed in writing.
The Company hereby acknowledges:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PHH CORPORATION
By:	/s/ William F. Brown
	Name:	William F. Brown
	Title:	Senior Vice President, General Counsel and Secretary